CONTINENTAL PRECIOUS MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

April 9, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed two(2) copies of the unaudited Consolidated Interim Financial Statements for the nine months ended February 28th, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: J. Allan Ringler

JAR/cd

Encls.

4/23

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.	February 28, 2002	March 22, 2002

ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN	DIRECTOR	(905) 276-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N.A.	N.A.

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	March 22, 2002
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	March 22, 2002
"STEWART JACKSON"	"STEWART JACKSON"	March 22, 2002

Continental Precious Minerals Inc.
Consolidated Balance Sheets
(Prepared By Management)

	February 28, 2002 (Unaudited)	May 31, 2001 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 786,281	$ 1,310,555
Marketable securities	182,947	164,547
Accounts receivable	12,611	1,655
Income taxes recoverable	103,524	139,887
	1,085,363	1,616,644
Investments and advances	922,664	723,634
Resource properties	17,831	17,376
	$ 2,025,858	$ 2,357,654

	February 28, 2002 (Unaudited)	May 31, 2001 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 19,625	$ 28,694
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,510 common shares)	4,293,379	4,293,379
Deficit	(2,287,146)	(1,964,419)
	2,006,233	2,328,960
	$ 2,025,858	$ 2,357,654

Continental Precious Minerals Inc.
Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended February 28, 2001	Three Months Ended February 28, 2000	Nine Months Ended February 28, 2002	Nine Months Ended February 28, 2001
Revenue				
Interest income	$ 1,648	$ 17,802	$ 20,501	$ 51,767
Expenses				
Consulting fees	1,500	2,275	3,900	2,275
Directors' fees	6,000	-	21,000	6,000
Loss on sale of investments	1,225	-	1,225	268,192
Management salaries and benefits	31,529	31,490	91,880	94,468
Office and general	10,439	24,359	32,348	89,294
Professional fees	1,698	4,800	6,198	14,300
Travel and business development	15,723	-	43,673	-
Shareholder information	1,860	1,463	8,912	11,556
Stock exchange fees	2,050	-	9,847	4,280
Transfer agent fees	3,457	2,071	9,262	5,094
Share of results of Ekwan Technology Corporation	(43,643)	-	114,983	-
Write-off of resource properties	-	138,580	-	138,580
	31,838	205,038	343,228	634,039
Net loss for the period	(30,190)	(187,236)	(322,727)	(582,272)
Deficit, beginning of period	(2,256,956)	(1,373,537)	(1,964,419)	(978,501)
Deficit, end of period	$ (2,287,146)	$ (1,560,773)	$ (2,287,146)	$ (1,560,773)
Basic and fully diluted loss per share (Note 4)	$ (0.01)	$ (0.03)	$ (0.06)	$ (0.10)
Weighted average number of common shares outstanding	5,796,510	5,796,510	5,796,510	5,796,510

The accompanying notes are an integral part of these financial statements.

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended February 28, 2002	2000	Nine Months Ended February 28, 2002	2001
Cash provided by (used in)				
OPERATING ACTIVITIES				
Net loss for the period	$ (30,190)	$ (187,236)	$ (322,727)	$ (582,272)
Adjustments to reconcile net loss to net cash provided by operating activities				
Share of results from Ekwan Technology Corporation	(43,643)	-	114,983	-
Loss on sale of investments	1,225	-	1,225	268,192
Write-off of resource properties	-	138,580	-	138,580
Changes in non-cash working capital balances				
Accounts receivable	(450)	283	(10,956)	(2,212)
Income taxes	(3,160)	17,240	36,363	54,980
Accounts payable	7,902	(4,177)	(9,069)	(18,611)
	(68,316)	(35,310)	(190,181)	(141,343)
INVESTING ACTIVITIES				
Acquisition of investments	158	(37,075)	(314,013)	(730,053)
Proceeds from sale of investments	-	-	-	461,244
Change in marketable securities	4,450	-	(19,625)	-
Expenditure on resource properties	728	(9,947)	(455)	(10,556)
	5,336	(47,022)	(334,093)	(279,365)
Change in cash and cash equivalents during the period	(62,980)	(82,332)	(524,274)	(420,708)
Cash and cash equivalents, beginning of period	849,261	1,550,140	1,310,555	1,888,516
Cash and cash equivalents, end of period	$ 786,281	$ 1,467,808	$ 786,281	$ 1,467,808
Supplementary information				
Interest paid	$ -	$ -	$ -	$ -
Income taxes recovered	-	-	36,363	-

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The management of Continental Precious Minerals Inc. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended May 31, 2001. These statements follow the same accounting policies and methods as the May 31, 2001 annual audited financial statements.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended February 28, 2002 is not indicative of the results that may be expected for the full year ending May 31, 2002.

2. Related Party Transactions

The Company owns 15,663,358 common shares of Ekwan Technology Corporation ("Ekwan"). This represents 47.91% of Ekwan's issued share capital.

3. Stock Option Plan

The Company has established a stock option plan (the "Plan") for directors, officers and key employees. Under the Plan the directors have granted stock options as follows:

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		

4. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is anti-dilutive for both periods presented.

5. Income taxes

The Company's provision for income taxes is summarized as follows:

Unaudited	Three Months Ended February 28, 2002	Three Months Ended February 28, 2001	Nine Months Ended February 28, 2002	Nine Months Ended February 28, 2001
Net loss for the period	$ (30,190)	$ (187,236)	$ (322,727)	$ (582,272)
Expected income taxes (recoverable) at statutory rates	$ (12,716)	$ (78,864)	$ (135,933)	$ (245,253)
Estimated taxable temporary differences valuation allowance	12,716	78,864	135,933	245,253
Provision for income taxes	$ -	$ -	$ -	$ -

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2001 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

Supplement to these Unaudited Consolidated Financial Statements
Third Quarter Ended February 28, 2002

At the date of filing these interim unaudited consolidated financial statements on Sedar, there were 5,796,510 common shares outstanding. These information complies with National Instrument 62-102 - Disclosure of Outstanding Share Data.

Continental Precious Minerals Inc.
Form 51-901F, Schedule B: Supplementary Information
February 28, 2002

For the current year-to-date period

1. Analysis of expenses and resource properties

Expenses

See the allocation on the Unaudited Consolidated Financial Statements for the period ended February 28, 2002

Resource properties	$
Balance, May 31, 2001 (audited)	17,376
General Explorations	455
Balance, February 28, 2002 (Unaudited)	17,831

2. Analysis of related party transactions

See Note 2 on the February 28, 2002 Unaudited Consolidated Financial Statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

None

(b) Summary of options granted during the period

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A Preference share
Unlimited number of Common shares

(b) Number and recorded value of share capital

5,796,510 common shares valued at $4,293,379

(c) Summary of options and warrants at period end

Options

See Note 3 in the February 28, 2002 Unaudited Consolidated Financial Statements

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin
Patricia Sheahan
Stewart Jackson
J. Allan Ringler
George Duguay

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

FEBRUARY 28, 2002

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments and investing in 791837 Alberta Ltd., whose underlying asset is an investment in a resource property located in Western Australia. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan"). The Company owns 47.91% of Ekwan.

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage.

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2001 consolidated financial statements and the February 28, 2002 unaudited quarterly consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been interest income in the amount of $20,501. Quarterly expenses vary from $75,000 to $85,000 depending on the timing of legal, audit, filing and other administrations costs.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

FEBRUARY 28, 2002

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees except for the president and promoter of the Company.

The Company has spent $455 on minor exploration expenditures during the fiscal year. No major expenditures are expected for the rest of the fiscal year.

The Company has no material contracts, no royalty contracts, no legal proceedings and no identified contingent liabilities.

As of February 28, 2002, the Company had cash and cash equivalents of $786,281.

During nine months ending February 28, 2002, the Company had no financing activity and no shares were issued.

Net loss for the nine months ended February 28, 2002 is $322,727, of which $114,983 is loss of Ekwan Technology for the period ended. The loss for the same period last year was $582,272, which includes a write-off of resource properties of $138,580.

Working capital was $1,065,738 as of February 28, 2002. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.06 for the nine months ended February 28, 2002.

The Company is able to meet future obligations due to the strong cash position of the Company. As of February 28, 2002, accounts payable of $19,625 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for interest income, and is seeking exploration opportunities while focusing on Ekwan and the property in Western Australia.